UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                     Health Care and Retirement Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   421937-10-3
-------------------------------------------------------------------------------
                                 (CUSIP Number)

  James H. Rempe                                 Copy to:
  Senior Vice President                          W. Leslie Duffy, Esq.
  General Counsel & Secretary                    Cahill Gordon & Reindel
  Manor Care, Inc.                               80 Pine Street
  11555 Darnestown Road                          New York, New York 10005
  Gaithersburg, MD  20878                        (212) 701-3000
  (301) 979-4000
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 10, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

                         Exhibit Index begins on Page 5

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 421937-10-3                                   Page 2  of 5 Pages
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

            Manor Care, Inc..                                 IRS No. 52-1200376
-------------------------------------------------------------------------------
2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
3         SEC USE ONLY
-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
            OO
-------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

-------------------------------------------------------------------------------


6         CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------



                             7         SOLE VOTING POWER
        NUMBER OF                      8,907,459 (RIGHT TO ACQUIRE)
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH            ______________________________________________
        REPORTING
       PERSON WITH           9         SOLE DISPOSITIVE POWER
                                       8,907,459 (RIGHT TO ACQUIRE)
                           ----------------------------------------------

                             10        SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           8,907,459 (RIGHT TO ACQUIRE)
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  |_|
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            19.9%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
            HC, CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 5 Pages

                                  SCHEDULE 13D


Item 1.  Security and Issuer.

          This Schedule 13D relates to the Common Stock, par value $.01 per share (the "HCR Common Stock") of Health Care and Retirement Corporation, a Delaware corporation (the "Issuer"). The Issuer has its principal executive offices at One SeaGate, Toledo, Ohio 43604-2616.

Item 2.  Identity and Background.

          This Schedule 13D is filed on behalf of Manor Care, Inc., a Delaware corporation (the "Filing Person"), with its principal place of business located at 11555 Darnestown Road, Gaithersburg, MD 20878-3200. The Filing Person's principal business is in the skilled nursing care facility industry.

          Each of the executive officers and directors is a citizen of the United States. Neither the Filing Person nor, to the best of its knowledge, any of the Filing Person's executive officers or directors during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          On June 10, 1998, the Filing Person entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Issuer and Catera Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Issuer ("Merger Sub"). Pursuant to the Merger Agreement, Merger Sub will merge (the "Merger") with and into the Filing Person and the Filing Person will become a wholly owned subsidiary of the Issuer. In accordance with the Merger Agreement, holders of the common stock, par value $.10 per share (the "Manor Care Common Stock"), of the Filing Person will receive for each share of Manor Care Common Stock held, one share of HCR Common Stock. The consummation of the transactions contemplated by the Merger Agreement are subject to the approval of the stockholders of each of the Issuer and the Filing Person, the receipt of certain regulatory approvals and the expiration of antitrust waiting periods. Upon the consummation of the Merger, half of the persons serving on the board of directors of the Issuer shall be designated by the Issuer and half the persons serving thereon shall be designated by the Filing Person.

          Concurrently with the execution of the Merger Agreement, the Filing Person and the Issuer entered into reciprocal stock option agreements (the "Stock Option Agreements"), granting each other the right to purchase 19.9% of the then issued and outstanding shares of common stock of the other entity, exercisable upon the occurrence of certain events. No consideration was paid at the time the Stock Option Agreements were entered into.

Item 4.  Purpose of Transaction

(a) - (c)         See Item 3.

          Other than in connection with the Merger, there have been no actions,


                                Page 3 of 5 Pages
plans or proposals that relate to or would result in: (i) changes to the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on such board; (ii) any material change in the present capitalization or dividend policy of the Issuer; (iii) any other material change in the Issuer's business or corporate structure; (iv) changes to the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (v) a class of securities of the Issuer being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (vi) any class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; (vii) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) - (b) See Item 3. Concurrently with the execution of the Merger Agreement, the Filing Person and the Issuer entered into the Stock Option Agreements, granting each other the right to purchase 19.9% of the then issued and outstanding shares of common stock of the other entity, exercisable upon the occurrence of certain events.

(c) The Filing Person has not effected any transactions in HCR Common Stock in the past sixty (60) days.

(d) - (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          On June 10, 1998 in connection with the Merger Agreement, the Stock Option Agreements were executed between the Issuer and the Filing Person. Pursuant to these agreements, both entities granted each other the right to purchase up to 19.9% of the then issued and outstanding shares of common stock of the other entity, exercisable upon the occurrence of certain events.

Item 7.  Materials to Be Filed as Exhibits

         Exhibit 1 Stock Option Agreement dated June 10, 1998 between Health Care and Retirement Corporation and Manor Care, Inc.















                                Page 4 of 5 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 19, 1998                         Manor Care, Inc.

                                 By:  /s/ James H. Rempe
                                      Name:   James H. Rempe
                                      Title:  Senior Vice President























                                Page 5 of 5 Pages

                                  EXHIBIT INDEX

Exhibit      Description

1 Stock Option Agreement dated June 10, 1998 between Health Care and Retirement Corporation and Manor Care, Inc.

                                                                       EXHIBIT 1

                                MANOR CARE, INC.

                             STOCK OPTION AGREEMENT

STOCK OPTION AGREEMENT, dated as of June 10, 1998 (the "Agreement"), between HEALTH CARE AND RETIREMENT CORPORATION, a Delaware corporation (the "Grantor"), and MANOR CARE, INC., a Delaware corporation (the "Grantee").

          WHEREAS, the Grantee, Catera Acquisition Corp., a Delaware corporation ("Sub"), and the Grantor have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Sub with and into the Grantor such that the Grantor will become a wholly-owned subsidiary of Grantee and the stockholders of the Grantor will become stockholders of Grantee;

          WHEREAS, as a condition and inducement to their willingness to enter into the Merger Agreement, the Grantee and Sub requested that the Grantor grant to the Grantee an option to purchase up to 8,907,459 (subject to adjustment as set forth herein) shares of Common Stock, par value $.10 per share, of the Grantor (the "Common Stock"), upon the terms and subject to the conditions hereof;

          WHEREAS, prior to the date hereof, Grantee and the Holders (as defined in the Voting Agreement dated the date hereof among the Holders party thereto, Grantor and the Grantee (the "Voting Agreement")) had no agreement, arrangement or understanding (as such terms are used in Section 203 of the Delaware General Corporation Law (the "DGCL")) for the purpose of acquiring, holding, voting or disposing of shares of Common Stock;

          WHEREAS, in consideration for the agreements contained herein, prior to the date hereof, and prior to Grantee becoming an "interested stockholder" for purposes of Section 203 of the DGCL, the board of the directors of Grantor has approved this Agreement and the Voting Agreement, and the transactions, agreements, arrangements and understandings contemplated hereby and thereby, including the agreement of the Holders to vote as provided in Section 2 of the Voting Agreement and not to transfer shares of Common Stock as provided in
Section 5(B) of the Voting Agreement and the option to purchase Common Stock as provided in this Agreement; and

          WHEREAS, in order to induce the Grantee to enter into the Merger Agreement, the Grantor hereby agrees to grant the Grantee the requested option.

          NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

          1. The Option; Exercise; Adjustments; Payment of Spread.

               (a) Immediately prior hereto the Grantee, Sub and the Grantor are entering into the Merger Agreement. Subject to the other terms and conditions set forth herein, the Grantor hereby grants to the Grantee an irrevocable option (the "Option") to purchase up to 8,907,459 (as adjusted as provided herein) shares of Common Stock (together with the associated purchase rights (the "Rights") issued with respect thereto pursuant to the Rights Agreement dated February 25, 1998, as amended, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Grantor Rights Plan") (including the Rights, the "Shares") at a per share cash purchase price equal to the lower of
(i) $37.75 per Share and (ii) the average closing sales price of the Common Stock on the New York Stock Exchange ("NYSE") for the five consecutive trading days beginning on and including the day that the Mergers are publicly announced (as adjusted as provided herein) (such lower price being the "Purchase Price"). The Option may be exercised by the Grantee, in whole but not in part, at any time, following the occurrence of a Purchase Event (as defined): a Purchase Event shall be the earliest of (i) termination of the Merger Agreement by Grantee pursuant to Section 9.1(d) of the Merger Agreement, but only if a proposal for an Alternative Transaction (as defined in the Merger Agreement) involving Grantor shall have been made prior to the Grantor stockholders' meeting and either an Alternative Transaction with Grantor is entered into, or an Alternative Transaction with Grantor is consummated, within eighteen months of such termination (or twelve months in the case of the Restructuring Transaction), (ii) the termination of the Merger Agreement by Grantee pursuant to Section 9.1(e) of the Merger Agreement, or (iii) the termination of the Merger Agreement by Grantor pursuant to Section 9.1(h) of the Merger Agreement and prior to the termination of the Option in accordance with the terms of this Agreement.

               (b) In the event the Grantee wishes to exercise the Option, the Grantee shall send a written notice to the Grantor (the "Stock Exercise Notice") specifying a date not later than 10 business days and not earlier than the second business day following the date such notice is sent for the closing of such purchase, subject to extension until such date as the conditions specified in Section 2 are satisfied. In the event of any change in the number of issued and outstanding shares of Common Stock by reason of any stock dividend, stock split, split-up, reclassification, recapitalization, merger or other change in the corporate or capital structure of the Grantor (including the occurrence of a Distribution Date under the Grantor Rights Plan), the number of Shares subject to this Option and the purchase price per Share shall be appropriately adjusted to restore the Grantee to its rights hereunder, including its right to purchase Shares representing 19.9% of the capital stock of the Grantor entitled to vote

                                      -3-
generally for the election of the directors of the Grantor which is issued and outstanding immediately prior to the exercise of the Option at a per share purchase price equal to the Purchase Price multiplied by 8,907,459. In the event that any additional shares of Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the preceding sentence), the number of Shares subject to this Option shall be increased by 19.9% of the number of the additional shares of Common Stock so issued (and such additional Shares shall have a purchase price per share equal to the Purchase Price).

               (c) If at any time the Option is then exercisable pursuant to the terms of Section 1(a) hereof, the Grantee may elect, in lieu of exercising the Option to purchase Shares provided in Section 1(a) hereof, to send a written notice to the Grantor (the "Cash Exercise Notice") specifying a date not later than 20 business days and not earlier than 10 business days following the date such notice is sent on which date the Grantor shall pay to the Grantee an amount in cash equal to the Spread (as hereinafter defined) multiplied by such number of the Shares subject to the Option. As used herein "Spread" shall mean the excess, if any, over the Purchase Price of the higher of (x) if applicable, the highest price per share of Common Stock (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by any person in an Alternative Transaction (as defined in Section 9.03(g) of the Merger Agreement) (the "Alternative Purchase Price") or (y) the closing sales price per share of Common Stock on the NYSE on the last trading day immediately prior to the date the Cash Exercise Notice is sent (the "Closing Price"). If the Alternative Purchase Price includes any property other than cash, the Alternative Purchase Price shall be the sum of (i) the fixed cash amount, if any, included in the Alternative Purchase Price plus (ii) the fair market value of such other property. If such other property consists of securities with an existing public trading market, the average of the closing sales prices (or the average of the closing bid and asked prices if closing sales prices are unavailable) for such securities in their principal public trading market on the five trading days ending five days prior to the date of sending of the Cash Exercise Notice shall be deemed to equal the fair market value of such property. If such other property consists of something other than cash or securities with an existing public trading market and, as of the payment date for the Spread, agreement on the value of such other property has not been reached, the Alternative Purchase Price shall be deemed to equal the Closing Price. Upon exercise of the Grantee's right to receive cash pursuant to this Section 1(c) and the payment of such cash to the Grantee, the obligations of the Grantor to deliver Shares pursuant to
Section 3 shall be terminated.

          2. Conditions to Delivery of Shares. The Grantor's obligation to deliver Shares upon exercise of the Option is subject only to the conditions that:

               (a) No preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States prohibiting the delivery of the Shares shall be in effect; and

               (b) Any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") shall have expired or been terminated and all other consents, approvals, orders, notifications or authorizations, the failure of which to obtain or make would have the effect of making the issuance of the Shares illegal (collectively, the "Regulatory Approvals") shall have been obtained or made.

          3. The Closing.

               (a) Any closing hereunder shall take place on the date specified by the Grantee in its Stock Exercise Notice or Cash Exercise Notice, as the case may be, at 8:00 A.M., local time, at the offices of Latham & Watkins, Suite 5800, Sears Tower, 233 South Wacker Drive, Chicago, Illinois, or, if the conditions set forth in Section 2(a) or 2(b) have not then been satisfied, on the second business day following the satisfaction of such conditions, or at such other time and place as the parties hereto may agree (the "Closing Date"). On the Closing Date, (i) in the event of a closing pursuant to Section 1(b) hereof, the Grantor will deliver to the Grantee a certificate or certificates, duly endorsed, representing the Shares in the denominations designated by the Grantee in its Stock Exercise Notice and the Grantee will purchase such Shares from the Grantor at the price per Share equal to the Purchase Price or (ii) in the event of a closing pursuant to Section 1(c) hereof, the Grantor will deliver to the Grantee cash in an amount determined pursuant to Section 1(c) hereof. Any payment made by the Grantee to the Grantor, or by the Grantor to the Grantee, pursuant to this Agreement shall be made by certified or official bank check or by wire transfer of federal funds to a bank designated by the party receiving such funds.

               (b) The certificates representing the Shares may bear an appropriate legend relating to the fact that such Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act").

          4. Representations And Warranties of the Grantor. The Grantor represents and warrants to the Grantee that (a) the Grantor is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to enter into and perform this Agreement; (b) the execution and delivery of this Agreement by the Grantor and the consummation by it of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Grantor and this Agreement has been duly executed and delivered by a duly authorized officer of the Grantor and constitutes a valid and binding obligation of the Grantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; (c) the Grantor has taken all necessary corporate action to authorize and reserve the Shares issuable upon exercise of the Option and the Shares, when issued and delivered by the Grantor upon exercise of the Option, will be duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights and any and all liens, claims, charges or encumbrances; (d) except as otherwise required by the HSR Act and other than any filings required under the blue sky laws of any states or by the NYSE, the execution and delivery of this Agreement by the Grantor and the issuance of Shares upon exercise of the Option do not require the consent, waiver, approval or authorization of or any filing with any person or public authority and will not violate, result in a breach of or the acceleration of any obligation under, or constitute a material default under, any provision of any charter or by-law, material indenture, mortgage, lien, lease, agreement, contract or instrument, or any order, law, rule, regulation, judgment, ordinance, or decree, or restriction by which the Grantor or any of its subsidiaries or any of their respective properties or assets is bound; (e) no "fair price", "moratorium", "control share acquisition" or other similar antitakeover statute or regulation (including, without limitation, the restrictions on "business combinations" set forth in Section 203 of the DGCL) is or shall be applicable to the acquisition of Shares pursuant to this Agreement (and the Board of Directors of Grantor has taken all action to approve the acquisition of the Shares to the extent necessary to avoid such application) and (f) the Grantor has taken all corporate action necessary so that the grant and any subsequent exercise of the Option by the Grantee will not result in the separation or exercisability of rights under the Grantor Rights Plan.

          5. Representations and Warranties of the Grantee. The Grantee represents and warrants to the Grantor that (a) the execution and delivery of this Agreement by the Grantee and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Grantee and this Agreement has been duly executed and delivered by a duly authorized officer of the Grantee and will constitute a valid and binding obligation of Grantee enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and (b) the Grantee is acquiring the Option after the Grantee has been afforded the opportunity to obtain, and has obtained, sufficient information regarding the Grantor to make an informed investment decision with respect to the Grantee's purchase of the Shares issuable upon exercise thereof, and, if and when the Grantee exercises the Option, it will be acquiring the Shares issuable upon the exercise thereof for its own account and not with a view to distribution or resale in any manner which would be in violation of the Securities Act.

          6. Quotation of Shares; HSR Act Filings; Regulatory Approvals. Subject to applicable law and the rules and regulations of the NYSE, the Grantor will promptly following receipt of a Stock Exercise Notice file an application to have the Shares quoted on the NYSE and will use its best efforts to obtain approval of such quotation and to file all necessary filings by the Grantor under the HSR Act; provided, however, that if the Grantor is unable to effect such quotation on the NYSE by the Closing Date, the Grantor will nevertheless be obligated to deliver the Shares upon the Closing Date. Each of the parties hereto will use its best efforts to obtain consents of all third parties and all Regulatory Approvals, if any, necessary to the consummation of the transactions contemplated hereby.

          7. Repurchase of Shares; Sale of Shares. If a Change in Control Event has not occurred prior to the eighteen (18) month anniversary date of the date on which the Merger Agreement terminated pursuant to the terms thereof, then beginning on such anniversary date, the Grantor shall, subject to there being legally available funds therefor, have the right to purchase (the "Repurchase Right") all, but not less than all, of the Shares then beneficially owned by the Grantee or any of its affiliates at a price per share equal to the greater of
(i) the Purchase Price, or (ii) the average of the closing sales prices for shares of Common Stock on the twenty trading days ending five days prior to the date the Grantor gives written notice of its intention to exercise the Repurchase Right. If the Grantor does not exercise the Repurchase Right within ninety days following the first anniversary of the date of termination of the Merger Agreement, the Repurchase Right terminates. In the event the Grantor wishes to exercise the Repurchase Right, the Grantor shall send a written notice to the Grantee specifying a date (not later than 10 business days and not earlier than the second business day following the date such notice is sent) for the closing of such purchase. For purposes of the Agreement, a "Change in Control Event" shall be deemed to have occurred if (i) any person or "group" has acquired "beneficial ownership" (as each such term is used in Regulation 13D under the Exchange Act) of more than fifty percent (excluding the Shares) of the outstanding shares of Common Stock or (ii) the Grantor shall have entered into an agreement, including without limitation an agreement in principle, providing for (x) a merger or other business combination involving the Grantor in which the Grantor's stockholders do not own a majority of the outstanding capital stock of the entity surviving such merger or business combination immediately following such transaction or (y) the acquisition of 35% or more of the assets of the Grantor and its subsidiaries, taken as a whole.

          8. Registration Rights.

               (a) In the event that the Grantee shall desire to sell any of the Shares within two years after the purchase of such Shares pursuant to the terms hereof, and such sale requires, in the opinion of counsel to the Grantee, which opinion shall be reasonably satisfactory to the Grantor and its counsel, registration of such Shares under the Securities Act, the Grantor will cooperate with the Grantee and any underwriters in registering such Shares for resale, including, without limitation, promptly filing a registration statement which complies with the requirements of applicable federal and state securities laws, entering into an underwriting agreement with such underwriters upon such terms and conditions as are customarily contained in underwriting agreements with respect to secondary distributions; provided that the Grantor shall not be required to have declared effective more than two registration statements hereunder and shall be entitled to delay the filing or effectiveness of any registration statement for no more than 120 days in the aggregate if the offering would, in the judgment of the Board of Directors of the Grantor, after consultation with the Grantor's principal securities counsel, require disclosure of any material information that the Grantor has a bona fide business purpose for preserving as confidential.

               (b) If the Common Stock is registered pursuant to the provisions of this Section 8, the Grantor agrees (i) to furnish copies of the registration statement and the prospectus relating to the Shares covered thereby in such numbers as the Grantee may from time to time reasonably request and (ii) if any event shall occur as a result of which it becomes necessary to amend or supplement any registration statement or prospectus, to prepare and file under the applicable securities laws such amendments and supplements as may be necessary to keep effective for at least 90 days a prospectus covering the Common Stock meeting the requirements of such securities laws, and to furnish the Grantee such numbers of copies of the registration statement and prospectus as amended or supplemented as may reasonably be requested. The Grantor shall bear the cost of the registration, including, but not limited to, all registration and filing fees, printing expenses, and fees and disbursements of counsel and accountants for the Grantor, except that the Grantee shall pay the fees and disbursements of its counsel, the underwriting fees and selling commissions applicable to the shares of Common Stock sold by the Grantee. The Grantor shall indemnify and hold harmless the Grantee, its affiliates and its officers, directors and controlling persons from and against any and all losses, claims, damages, liabilities and expenses arising out of or based upon any statements contained or incorporated by reference in, and omissions or alleged omissions from, each registration statement filed pursuant to this paragraph; provided, however, that this provision does not apply to any loss, liability, claim, damage or expense to the extent it arises out of any untrue statement or omission made in reliance upon and in conformity with written information furnished to the Grantor by the Grantee, its affiliates and its officers expressly for use in any registration statement (or any amendment thereto) or any preliminary prospectus filed pursuant to this paragraph. The Grantor shall also indemnify and hold harmless each underwriter and each person who controls any underwriter within the meaning of either the Securities Act or the Securities Exchange Act of 1934, as amended, against any and all losses, claims, damages, liabilities and expenses arising out of or based upon any statements contained or incorporated by reference in, and omissions or alleged omissions from, each registration statement filed pursuant to this paragraph; provided, however, that this provision does not apply to any loss, liability, claim, damage or expense to the extent it arises out of any untrue statement or omission made in reliance upon and in conformity with written information furnished to the Grantor by the underwriters expressly for use in any registration statement (or any amendment thereto) or any preliminary prospectus filed pursuant to this paragraph.

          9. Profit Limitation.

               (a) Notwithstanding any other provision of this Agreement, in no event shall the Total Profit (as hereinafter defined) exceed $70 million and, if it does exceed such amount, the Grantee, at its sole election, shall, within five business days, either (a) deliver to the Grantor for cancellation without consideration Shares (valued, for the purposes of this Section 9(a), at the average closing sales price of the Common Stock on the NYSE for the twenty consecutive trading days preceding the day on which the Total Profit exceeds $70 million) previously purchased by the Grantee, (b) pay cash or other consideration to the Grantor or (c) undertake any combination thereof, so that the Total Profit shall not exceed $70 million after taking into account the foregoing actions.

               (b) As used herein, the term "Total Profit" shall mean the aggregate amount (before taxes) of the following: (i) the amount of cash received by the Grantee pursuant to Section 9.3(e) of the Merger Agreement and
Section 1(c) hereof, (ii)(x) the net cash amount received by the Grantee pursuant to the Grantor's repurchase of Shares pursuant to Section 7 hereof, less (y) the Grantee's purchase price for such Shares, and (iii)(x) the amount received by the Grantee pursuant to the sale of Shares (or any other securities into which such Shares are converted or exchanged), less (y) the Grantee's purchase price for such Shares.

          10. Expenses. Each party hereto shall pay its own expenses incurred in connection with this Agreement, except as otherwise specifically provided herein.

          11. Specific Performance. The Grantor acknowledges that if the Grantor fails to perform any of its obligations under this Agreement immediate and irreparable harm or injury would be caused to the Grantee for which money damages would not be an adequate remedy. In such event, the Grantor agrees that the Grantee shall have the right, in addition to any other rights it may have, to specific performance of this Agreement. Accordingly, if the Grantee should institute an action or proceeding seeking specific enforcement of the provisions hereof, the Grantor hereby waives the claim or defense that the Grantee has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists. The Grantor further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief.

          12. Notice. All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or delivered by registered or certified mail, return receipt requested, or if sent by facsimile transmission, upon receipt of oral confirmation that such transmission has been received, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

                  If to the Grantor:

                  Health Care and Retirement Corporation
                  One SeaGate
                  Toledo, OH 43604-2616
                  Attn:  R. Jeffrey Bixler
                  Telecopy:  (419) 252-5599

                  With a copy to:

                  Latham & Watkins
                  233 South Wacker Drive
                  Sears Tower, Suite 5800
                  Chicago, IL 60606
                  Attn:  Mark D. Gerstein
                  Telecopy:  (312) 993-9767

                  If to the Grantee:

                  Manor Care, Inc.
                  11555 Darnestown Road
                  Gaithersburg, MD 20878-3200
                  Attn:  James H. Rempe
                  Telecopy:  (301) 979-4007

                  With a copy to:

                  Cahill Gordon & Reindel
                  80 Pine Street
                  New York, NY 10005
                  Attn:  W. Leslie Duffy
                  Telecopy:  (212)269-5420

          13. Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the parties named herein and their respective permitted successors and assigns; provided, however, that such successor in interest or assigns shall agree to be bound by the provisions of this Agreement. Except as set forth in Section 8, nothing in this Agreement, express or implied, is intended to confer upon any person other than the Grantor or the Grantee, or their successors or assigns, any rights or remedies under or by reason of this Agreement.

          14. Entire Agreement; Amendments. This Agreement, together with the Merger Agreement and the other documents referred to therein, contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, oral or written, with respect to such transactions. This Agreement may not be changed, amended or modified orally, but may be changed only by an agreement in writing signed by the party against whom any waiver, change, amendment, modification or discharge may be sought.

          15. Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto, except that the Grantee may assign its rights and obligations hereunder to any of its direct or indirect wholly owned subsidiaries, but no such transfer shall relieve the Grantee of its obligations hereunder if such transferee does not perform such obligations. Any assignment made in violation of this Section 15 shall be void.

          16. Headings. The section headings herein are for convenience only and shall not affect the construction of this Agreement.

          17. Counterparts. This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

          18. Governing Law. The Laws of the State of Delaware shall govern the interpretation, validity and performance of the terms of this Agreement, regardless of the law that might be applied under principles of conflicts of law. Any suit, action or proceeding by a party hereto with respect to this Agreement, or any judgment entered by any court in respect of any thereof, may be brought in any state or federal court of competent jurisdiction in the State of Delaware, and each party hereto hereby submits to the exclusive jurisdiction of such courts for the purpose of any such suit, action, proceeding or judgment. By the execution and delivery of this Agreement, (i) Grantor appoints The Corporation Trust Company, as its agent upon which process may be served in any such suit, action or proceeding and (ii) Grantee appoints CSC/The United States Corporation Company in Wilmington, Delaware as its agent upon which process may be served in any such suit, action or proceeding. Service of process upon such agent, together with notice of such service given to a party hereto in the manner provided in Section 12 hereof, shall be deemed in every respect effective service of process upon it in any suit, action or proceeding. Nothing herein shall in any way be deemed to limit the ability of a party hereto to serve any such writs, process or summonses in any other manner permitted by applicable Law. Each party hereto hereby irrevocably waives any objections which it may now or hereafter have to the laying of the venue of any suit, action or proceeding arising out of or relating to this Agreement brought in any state or federal court of competent jurisdiction in the State of Delaware, and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in any inconvenient forum. No suit, action or proceeding against a party hereto with respect to this Agreement may be brought in any court, domestic or foreign, or before any similar domestic or foreign authority other than in a court of competent jurisdiction in the State of Delaware, and each party hereto hereby irrevocably waives any right which it may otherwise have had to bring such an action in any other court, domestic or foreign, or before any similar domestic or foreign authority.

          19. Termination. The right to exercise the Option granted pursuant to this Agreement shall terminate at the earlier of (i) the Effective Time (as defined in the Merger Agreement), (ii) the date on which the Grantee realizes a Total Profit of $70 million, (iii) the date on which the Merger Agreement is terminated; provided that the Option is not exercisable at such time and does not become exercisable simultaneous with such termination and (iv) 90 days after the date the Option becomes exercisable (the date referred to in clause (iv) being hereinafter referred to as the "Option Termination Date"); provided that, if the Option cannot be exercised or the Shares cannot be delivered to the Grantee upon such exercise because the conditions set forth in Section 2(a) or
Section 2(b) hereof have not yet been satisfied, the Option Termination Date shall be extended until thirty days after such impediment to exercise has been removed.

          All representations and warranties contained in this Agreement shall survive delivery of and payment for the Shares.

          20. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          21. Public Announcement. The Grantee will consult with the Grantor and the Grantor will consult with the Grantee before issuing any press release with respect to the initial announcement of this Agreement, the Option or the transactions contemplated hereby and neither party shall issue any such press release prior to such consultation except as may be required by law.

              Signature Page for Manor Care Stock Option Agreement


          IN WITNESS WHEREOF, the Grantor and the Grantee have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.



                                            MANOR CARE, INC.



                                        By:  /s/ James H. Rempe

                                       Its: Senior Vice President





                                      HEALTH CARE AND RETIREMENT CORPORATION



                                      By: /s/ R. Jeffrey Bixler
                                     Its: Vice President